Exhibit 99.1

NEWS RELEASE

Endeavour Silver Updates El Cubo Mineral Reserves and Resources, Exploration Potential, Mine Plan and 2012 Production Guidance

Conference Call at 10:00 AM PDT (1:00 PM EDT) on Tuesday, July 17, 2012

Vancouver, Canada – July 16, 2012 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK, Frankfurt: EJD) released today its updated NI 43-101 reserve and resource estimates to June 1, 2012 for its newly acquired El Cubo Mine, which comprises the southeastern part of the Guanajuato mining district located in Guanajuato State, Mexico (see highlights and table below).

The Company currently owns and operates the Guanajuato Mine, which comprises the northwestern part of the Guanajuato mining district, located approximately 10 kilometers (km) northwest of El Cubo.  For greater clarity going forward, the Guanajuato Mine will henceforth be renamed the Bolanitos Mine.

Endeavour’s updated mineral reserve and resource estimate for El Cubo contains significantly fewer tonnes at significantly higher grades compared to the previous reserve/resource estimate of AuRico Gold, largely due to Endeavour using more conservative estimation parameters consistent with the reserve/resource estimates for its Guanacevi and Bolanitos Mines.

Substantial mineralized material was reclassified from reserves to resources and from resources to exploration potential as a result of converting a low grade, open pit resource at the Dolores-Capulin mineralized zone to a higher grade, underground reserve and resource; removing the Las Torres reserves and resources on the nearby CMT ground because the lease expires next year; and substantially reducing the search radius from known sample data points for the estimation of reserves and resources.

Notwithstanding Endeavour’s more conservative estimation parameters, the new El Cubo mineral reserves and resources are substantially accretive to Endeavour on a per share basis. Endeavour also views a large part of the declassified tonnes as having excellent exploration potential in addition to numerous other attractive exploration targets.

Endeavour’s NI 43-101 consolidated reserves and resources to December 31, 2011 were updated in a news release dated April 11, 2012.  Click here to view release.  The new NI 43-101 reserve and resource highlights for El Cubo to June 1, 2012 are as follows:

El Cubo Reserve/Resource Highlights

•	Silver Proven and Probable Reserves of 7.040 million ounces (oz), increasing Endeavour’s current Silver P&P Reserves by 42% to 23.848 million oz
•	Gold Proven and Probable Reserves of 112,100 oz,
increasing Endeavour’s current Gold P&P Reserves by 166% to 179,600 oz
•	Silver Equivalent (Ag Eq.) Proven and Probable Reserves of 13.206 million oz, increasing Endeavour’s current Ag Eq. P&P Reserves by 64% to 33.726 million oz

•	Silver Measured and Indicated Resources of 4.430 million oz, increasing Endeavour’s current Silver M&I Resources by 11% to 43.536 million oz
•	Gold Measured and Indicated Resources of 76,500 oz,

increasing Endeavour’s current Gold M&I Resources by 26% to 368,300 oz
•	Silver Equivalent Measured and Indicated Resources of 8.638 million oz, increasing Endeavour’s current Ag Eq. M&I Resources by 16% to 63.793 million oz

•	Silver Inferred Resources of 11.410 million oz,
increasing Endeavour’s current Silver Inf. Resources by 33% to 46.486 million oz
•	Gold Inferred Resources of 220,000 oz,
increasing Endeavour’s current Gold Inf. Resources by 118% to 405,800 oz
•	Silver Equivalent Inferred Resources of 23.510 million oz,
increasing Endeavour’s current Ag Eq. Inf. Resources by 52% to 68.805 million oz

o	Silver equivalents based on 55:1 silver:gold ratio, base metals not included
o	All assumptions are listed at the bottom of the reserve and resource table

El Cubo Mineral Reserves and Resources Table (as of June 1, 2012)

Proven and Probable Mineral Reserves
Description	Tonnes	Ag gpt	Au gpt	Ag oz	Au oz
Proven	285,000	138	2.14	1,270,000	19,600
Probable	1,310,000	137	2.20	5,770,000	92,500
Total Proven and Probable	1,595,000	137	2.19	7,040,000	112,100

Measured and Indicated Resources
Description	Tonnes	Ag gpt	Au gpt	Ag oz	Au oz
Measured	256,000	78	1.58	640,000	13,000
Indicated	1,095,000	108	1.81	3,790,000	63,500
Total Measured and Indicated	1,351,000	102	1.76	4,430,000	76,500

Inferred Resources
Description	Tonnes	Ag gpt	Au gpt	Ag oz	Au oz
Inferred	2,480,000	143	2.77	11,410,000	220,000
Total Inferred	2,480,000	143	2.77	11,410,000	220,000

Notes:
1. Mineral Reserve cut-off grade is 135 gpt Ag Equivalent
2. Minimum mining width for Mineral Reserves and Resources is 0.8 meters
3. Mineral Reserve dilution is 75% - 225% after dilution to minimum mining width, if required
4. Mining recovery of 95% (or 75% pillars only) applied to Mineral Reserves
5. Mineral Reserve silver equivalent is 55:1 for silver:gold
6. Mineral Reserve price assumptions are $1250 and $23.30 per troy ounce for gold and silver, respectively
7. Mineral Reserves metallurgical recovery assumptions of 89.4% and 87.7% for gold and silver, respectively
8. Mineral Resources are exclusive of Mineral Reserves
9. Mineral Resources are not fully diluted and no mining recovery or metallurgical recovery is applied
10. Mineral Resource cut-off grade is 98 gpt Ag Equivalent
11. Figures in table are rounded to reflect estimate precision; small differences due to rounding are not material

Proven Reserves lie within 10 meters of underground development; Probable Reserves lie within 10 meters of Proven Reserves.  The Proven and Probable Reserves are incorporated in a mine plan that mines only Mineral Reserves and not Mineral Resources.

The Mineral Resources and Reserves in this news release are estimated and reported using current Canadian Institute of Mining Metallurgy and Petroleum (CIM) definition standards and NI 43-101 guidelines. Mineral Resources that are not Mineral Reserves do not have demonstrated economic feasibility but have reasonable prospects for economic extraction.  The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature.   There has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource, and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

The company is preparing a National Instrument 43-101-compliant Technical Report in respect of the resource estimate discussed in this news release, and will file the technical report on SEDAR within 45 days of the date this news release is issued.  Donald E. Cameron M.S., is an independent Qualified Person as defined by National Instrument Policy 43-101, and has prepared, verified, and reviewed the information that forms the basis for the reserves and resources reported in this press release. Mr. Cameron is a Registered Member (#4018521RM) of the Society of Mining Engineers (SME) and a QP Member (#01434QP) of the Mining and Metallurgical Society of America (MMSA), and is responsible for the reserve and resource information contained in this news release.  Mr. Cameron’s verification included a review and validation of the applicable assay databases, reviews of assay certificates and quality control information, and two site visits in May and June, 2012.

In addition to El Cubo, Endeavour is also acquiring the Guadalupe y Calvo property in Chihuahua, Mexico for which AuRico previously reported an initial Indicated Resource of 7.6 million oz silver and 126,000 oz gold and an Inferred Resource of 4.4 million oz silver and 67,000 oz gold to December 31, 2011.  Endeavour has not verified AuRico’s resources and is not treating this historic estimate as current so it should not be relied upon.

El Cubo Exploration Potential

The El Cubo property consists of 61 mineral concessions covering 8,144 hectares, including several historic and currently active mine adits, ramps and shafts.  Approximately 38 individual veins have been identified on the El Cubo property.  Veins typically strike northwest, dip 70 degrees southwest and average nearly 2 meters wide.

The Villalpando vein is the main vein on the property, it has been traced for more than 5 km in length and historically Villalpando has been the most productive vein on the El Cubo property.  Mineralized ore zones at El Cubo typically extend laterally for 100’s of meters along strike and extend vertically to depths greater than 500 meters below the surface.  The most favourable host rocks for mineralization are the Guanajuato Conglomerate and the overlying La Bufa Rhyolite.  Ore potential within the Villalpando vein is still open at depth below some of the shallow historic mine workings as well as to the south for up to 4 km along strike.

AuRico previously identified 16 separate exploration targets outside of the existing mines at El Cubo with potential for new silver-gold vein discoveries.  In addition, Endeavour’s recent reserve/resource estimation work outlined 28 separate target areas in and around the existing mines at El Cubo with near-term potential to delineate new reserves and resources.

Endeavour has enjoyed a lot of success exploring and discovering new mineralized zones in the area of the Bolanitos Mine in Guanajuato since 2007.  Endeavour’s exploration team is very familiar with, and has a good knowledge of, the Guanajuato district geology and silver-gold mineralization.  Management believes the El Cubo mine property has good exploration potential for the discovery of both new mineralized veins as well as new ore-bodies within known veins.

Endeavour plans more than 50,000 meters of core drilling over the next 2 years to test several high priority exploration targets and identify new targets.  In 2012, 10,000 meters of surface and underground core drilling is planned to test targets near to existing workings within the El Cubo mine.  Underground drilling will also assist in upgrading resource blocks and guiding mine and stope development.

Guadalupe y Calvo Exploration Potential

Guadalupe y Calvo is an advanced gold-silver exploration project located in the historic Guadalupe y Calvo mining district in Chihuahua State, Mexico, approximately 300 km southwest of the city of Chihuahua.  The acquisition of the Guadalupe y Calvo project gives Endeavour 100% control of 9 mineral concessions covering 54,872 hectares.  Guadalupe y Calvo contains the historic Rosario mine with past production of 2 million oz gold and 28 million oz silver.

Guadalupe y Calvo is a classic gold-silver epithermal district.  Based on mineralogy and alteration, gold-silver mineralization is of the low-sulphidation epithermal, quartz-adularia type.  The system contains quartz veins, breccias and stockworks hosting economically significant gold and silver mineralization.

The project’s main structural feature is the Rosario fault complex.  This regional mineralized structure has been traced for more than 6 km and mineralized zones within this fault complex attain widths of up to 80 meters.  Historic underground mining widths of high-grade gold-silver mineralization were up to 10 meters thick.

Although AuRico recently completed a Preliminary Economic Assessment for a small high grade underground mine at Guadalupe y Calvo, Endeavour plans to return the project to exploration in order to more fully evaluate the potential for new gold-silver discoveries and to significantly increase resources.

El Cubo Mine Plan

Quarterly mine production at El Cubo in 2012 has been averaging about 200,000 oz silver and 4,000 oz gold from approximately 100,000 tonnes (1,100 tonnes per day or tpd) grading 77 grams per tonne (gpt) silver and 1.45 gpt gold (157 gpt Ag eq.) at cash costs of around US$9-10 per oz of silver produced or US$18-19 per oz of silver equivalent production.

As such, El Cubo has been viewed as a low grade, high cost mining operation, similar to both the Guanacevi and Bolanitos mines before they were acquired by Endeavour. Endeavour sees strong potential to turn El Cubo into a high grade, low cost, long life underground mine because the new reserve grades for silver and gold at El Cubo are 78% and 51% higher respectively compared to the current production grades, and because of Endeavour’s experience at discovering new high grade ore-bodies, developing them on fast-tracks into production and turning around both production tonnes and ore grades at Guanacevi and Bolanitos.

Endeavour’s new mine plan will focus initially on maintaining the current tonnage throughput at El Cubo around 1,100-1,200 tpd while progressively increasing the production grades closer to the reserve grades over the next 2 to 4 quarters by steadily reducing ore dilution.  A new mine manager has already been hired and several new initiatives to reduce dilution and increase grades are now underway as follows:

•
Improve the quality and increase the quantity of daily geological mapping and sampling of the active underground ore headings by retraining the mine geologists and samplers in order to provide much better identification of and control over ore vs waste

•
Use smaller and better mining equipment to mine the veins over narrower widths thereby reducing dilution by waste rock – El Cubo currently has 1 jumbo drill, 2 long-hole drills, many jackleg drills, 21 scoop trams, 6 underground haul trucks, 1 surface haul truck and 2 underground haul trains, many in need of maintenance – some new mine equipment will also be purchased

•	Streamline the current work force and improve the cut-and-fill and long-hole cycles by retraining miners and improving mine supervision in order to boost mine productivity
•	Enhance security in order to reduce theft of concentrate, ore, equipment and supplies
•	Accelerate mine development so the mine has more stopes available for ore production

•	Accelerate mine exploration to provide better definition of reserve blocks, upgrade resource blocks and expand reserves and resources

There are also several synergies between the El Cubo and Bolanitos Mines that should help to reduce the operating costs at both operations, as follows:

•	Administrative savings as a result of managing two mines in one district – including shared administration costs, human resources, purchasing of equipment and supplies, and certain mine equipment
•
Plant processing savings as a result of being able to truck the Bolanitos silver-gold concentrates to El Cubo for leaching and production of dore bars instead of shipping the concentrates 1,000 km northwest to put in the Guanacevi leach circuit

•	Mining experience and expertise at Bolanitos can be used to improve operations at El Cubo
•	Exploration experience and expertise at Bolanitos can be used to improve exploration at El Cubo

Endeavour is still finalizing its capital investment programs at El Cubo for the next two years and details will be released in early August.  The first phase of the capital programs will focus on upgrading and expanding the mining operation in three areas:

•	Accelerating mine development by purchasing new mine equipment and reorganizing the current contractors to push the development in certain key areas of the mines
•
Improving plant performance by building new crushing, grinding and flotation circuits at El Cubo’s 100% owned El Tajo plant to replace the leased Las Torres plant, modernizing the old leaching and refining circuits and adding excess capacity at the El Tajo plant

•	Building new centralized surface infrastructure including offices, warehouses, laboratory, tailings pond, water recycle etc.

Once production grades have stabilized close to the reserve grades, Endeavour will consider a second phase mine and plant expansion as part of its capital investment program, subject to reserve and resource growth.

Revised 2012 Guidance

As a result of the new mine plan for El Cubo, Endeavour revises its 2012 guidance as follows:

•
El Cubo is forecast to produce 600,000-700,000 oz silver and 7,500-9,000 oz gold (1,012,000-1,170,000 oz Ag Eq.) from 185,000 tonnes grading around 100-120 gpt silver and 1.40-1.60 gpt gold between July 13 to December 31, 2012

•	Endeavour’s 2012 consolidated metal production rises to around 4.9-5.0 million oz silver and 33,500-35,000 oz gold (6.74-6.92 million oz Ag Eq.)
•	El Cubo cash cost is forecast to average US$7-8 per oz of silver produced to year-end
•	Endeavour’s 2012 consolidated cash cost rises to around US$6-7 per oz of silver produced but the 3rd Quarter cash costs will be higher while the El Cubo improvements gain traction

Endeavour Silver Corp. plans to hold a conference call to discuss today’s news release at 10:00 AM Pacific Time (1:00 PM Eastern Time) on Tuesday July 17, 2012. To participate in the conference call, please dial the following:

• 1-800-319-4610 Canada and USA (Toll-free)
• 604-638-5340 Vancouver
• 1-604-638-5340 Outside of Canada & USA
• No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by the # sign.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two (soon to be three) operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Endeavour Silver Contact Information - For more information, please contact:
Hugh Clarke, Vice President, Corporate Communications, or Lana McCray, Investor Relations
Toll free:  877-685-9775, Tel:  (604) 685-9775, Fax: (604) 685-9744
Email hugh@edrsilver.com, or lmccray@edrsilver.com, Website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2012, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures, sustaining capital and working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.